August 8, 2019

Paul R. Arena
Chief Executive Officer
Parallax Health Sciences, Inc.
1327 Ocean Avenue, Suite B
Santa Monica, CA 90401

       Re: Parallax Health Sciences, Inc.
           Amended Form 10-K for the Fiscal Year ended December 31, 2018 Filed July 26, 2019
           File No. 000-52534

Dear Mr. Arena:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our July 1,
2019 letter.

Amended Form 10-K for the Fiscal Year ended December 31, 2018

General

1. Please revise your Form 10-K to comply with the comments issued on the Amended
       Registration Statement on Form S-1 in the letter dated August 8, 2019, as applicable.
Exhibits

2. Please refile your exhibits in the proper text-searchable format. Please refer to Section
       5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 49) (December
       2018) and Item 301 of Regulation S-T.
 Paul R. Arena
Parallax Health Sciences, Inc.
August 8, 2019
Page 2

       You may contact Joanna Lam at 202-551-3476 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Pam Howell at 202-551-3357 with any other questions.



                                                       Sincerely,
FirstName LastNamePaul R. Arena
                                                       Division of Corporation
Finance
Comapany NameParallax Health Sciences, Inc.
                                                       Office of Beverages,
Apparel and
August 8, 2019 Page 2                                  Mining
FirstName LastName